

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 11, 2007

Mr. Fernando Ramírez Mazarredo
Chief Financial Officer
Repsol YPF, S.A.
Paseo de la Castellana, 278-280
Madrid, Spain 28046

> **Re: Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Response Letter Dated November 6, 2006**
> **File No. 1-10220**

Dear Mr. Ramírez Mazarredo:

      We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Cash Flow Statements, page F-6

1.   We note your response to prior comment seven. Paragraph 20 of IAS 7 states that "Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss". We acknowledge that profit or loss is not specifically defined in IAS 7. We note that the guidance in IAS 8 directs management to refer to the requirements and guidance in standards dealing with similar and related issues in the absence of a standard that specifically applies. As management made their determinations as to what was meant by "profit or loss" in the context of IAS 7, it is unclear to us why consideration would not have

been given to the definition of profit and loss found in IAS 1. It is also unclear, based upon your response, why you believe it is not appropriate to use the definition in IAS 1, and instead believe that a more appropriate presentation would use a measure that excludes certain items of income and expense. In future filings, please revise your presentation to start with net profit or loss, or if applicable, net profit or loss attributable to continuing operations, with retrospective application to all periods presented. We would not object if the presentation begins with profit before taxation.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief